EXHIBIT 12.2
ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)
(Unaudited)

	Three Months Ended
	March 31,		Twelve Months Ended December 31,
	2007(1)	2006(1)	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
Earnings from operations	$39,478	$35,098	$174,400	$103,487	$85,755	$72,899	$82,304
Add:
Interest expense	67,293	45,527	220,123	133,578	101,653	94,012	92,964

Earnings as adjusted	$106,771	$80,625	$394,523	$237,065	$187,408	$166,911	$175,268

Combined fixed charges and Preferred Share dividends:
Interest expense	$67,293	$45,527	$220,123	$133,578	$101,653	$94,012	$92,964
Capitalized interest	12,887	12,771	51,808	39,111	23,572	26,854	32,377

Total fixed charges	80,180	58,298	271,931	172,689	125,225	120,866	125,341

Preferred Share dividends	958	958	3,829	3,831	10,892	20,997	32,185

Combined fixed charges and Preferred Share dividends	$81,138	$59,256	$275,760	$176,520	$136,117	$141,863	$157,526

Ratio of earnings to combined fixed charges and Preferred Share dividends	1.3	1.4	1.4	1.3	1.4	1.2	1.1

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.